UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 2, 2024

(Date of Report (Date of earliest event reported))

CW PETROLEUM CORP

(Exact name of registrant as specified in its charter)

Wyoming	20-2765559
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

23501 CINCO RANCH BLVD., SUITE H120-#325 KATY, TEXAS	77494
(Address of principal executive offices)	(ZIP Code)

(281) 817-8099

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

On April 2, 2024, Tommy Myrick resigned from all positions within CW Petroleum Corp, a Wyoming corporation (director and committee member).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CW PETROLEUM CORP

Date: April 3, 2024	By:	/s/ Christopher Williams
	Name:	Christopher Williams, CEO